Filed Pursuant to Rule 253(g)(2)

File No. 024-11325

Supplement No. 1 to the Semi-Annual Report for the Fiscal Period Ended June 30, 2021

Arrived Homes, LLC

500 Yale Avenue North

Seattle, WA 98109

(814)-277-4833

 www.arrivedhomes.com

This Supplement No. 1 restates the Semiannual Report on Form 1-SA, as amended, filed by the Company with the Securities and Exchange Commission on September 28, 2021.

The date of this Supplement No. 1 to the Semi-Annual Report is December 29, 2021

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived Homes platform (described below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived Homes platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular under the heading “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes, LLC, a Delaware series limited liability company, (which we refer to as “we”, “us” “our” “Arrived” or “Company”) was formed in July 2020 to permit public investment in specific single family rental homes. Arrived Holdings, Inc. is the manager of the Company (our “manager”). We believe people should have the freedom to move around to pursue new opportunities in their lives while still having access to the wealth creation that long-term home ownership and real estate investment can provide. To support this idea, we are building what we believe to be a new model for home ownership and real estate investment that doesn’t lock people into a single home or city. We believe in passive income, conservative debt, freedom to move, diversification, and aligned incentives.

Arrived is a marketplace for investing in homes. We buy single family homes, lease them, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, they can invest in real estate without needing to apply for mortgages or take on personal debt, and they can move to new homes or cities and continue holding their Arrived investments without having to worry about selling homes they’re invested in.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived rents the homes we acquire to tenants who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re living in at that time. By investing together we align incentives towards creating value for everyone.

Since its formation in July 2020, our company has been engaged primarily in preparing to acquire properties for its planned series offerings, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Recent Developments

Acquisitions

Arrived Homes Series Soapstone, a series of Arrived Homes, LLC, (“Series Soapstone”) completed the acquisition of the Arrived Homes Series Soapstone property for a purchase price of $220,000 on January 20, 2021, prior to the start of its offering. Series Soapstone purchased the Arrived Homes Series Soapstone property from Arrived Homes, LP, an affiliate of the manager, who originally paid $217,500 for the property. To pay the $220,000 Arrived Homes Series Soapstone property purchase price, Series Soapstone issued a promissory note to our owner affiliate, the former owner of the Arrived Homes Series Soapstone property, in the amount of $220,000.

Arrived Homes Series Lierly, a series of Arrived Homes, LLC, (“Series Lierly”) completed the acquisition of the Series Lierly property for a purchase price of $215,000 on January 20, 2021, prior to the start of its offering. Series Lierly purchased the Series Lierly property from Arrived Homes, LP, an affiliate of the manager, who originally paid $212,500 for the property. To pay the $215,000 Series Lierly property purchase price, Series Lierly issued a promissory note to our owner affiliate, the former owner of the Series Lierly property, in the amount of $215,000.

Arrived Homes Series Pecan, a series of Arrived Homes, LLC, (“Series Pecan”) completed the acquisition of the Series Pecan property for a purchase price of $208,495 on January 1, 2021, prior to the start of its offering. Series Pecan purchased the Series Pecan property from the manager, who originally paid $198,500 for the property. To pay the $208,495 Series Pecan property purchase price, Series Pecan issued a promissory note to the manager, the former owner of the Series Pecan property, in the amount of $208,495.

Arrived Homes Series Patrick, a series of Arrived Homes, LLC, (“Series Patrick”) completed the acquisition of the Series Patrick property for a purchase price of $210,205 on January 4, 2021, prior to the start of its offering. Series Patrick purchased the Series Patrick property from the manager, who originally paid $191,000 for the property. To pay the $210,205 Arrived Homes Series Patrick LLC property purchase price, Series Patrick issued a promissory note to the manager, the former owner of the Arrived Homes Series Patrick LLC property, in the amount of $210,205.

Arrived Homes Series Plumtree, a series of Arrived Homes, LLC, (“Series Plumtree”) completed the acquisition of the Series Plumtree property for a purchase price of $202,950 on January 4, 2021, prior to the start of its offering. Series Plumtree purchased the Series Plumtree property from the manager, who originally paid $190,000 for the property. To pay the $202,950 Series Plumtree property purchase price, Series Plumtree issued a promissory note to the manager, the former owner of the Series Plumtree property, in the amount of $202,950.

Arrived Homes Series Chaparral, a series of Arrived Homes, LLC, (“Series Chaparral”) completed the acquisition of the Series Chaparral property for a purchase price of $197,965 on January 14, 2021, prior to the start of its offering. Series Chaparral purchased the Series Chaparral property from the manager, who originally paid $184,900 for the property. To pay the $197,965 Series Chaparral property purchase price, Series Chaparral issued a promissory note to the manager, the former owner of the Series Chaparral property, in the amount of $197,965.

Arrived Homes Series Kingsley, a series of Arrived Homes, LLC, (“Series Kingsley”) completed the acquisition of the Series Kingsley property for a purchase price of $315,000.00 on June 1, 2021, prior to the start of its offering. The manager has secured a loan on the Series Kingsley property on behalf of Series Kingsley for $215,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Luna, a series of Arrived Homes, LLC, (“Series Luna”) completed the acquisition of the Series Luna property for a purchase price of $215,000.00 on June 14, 2021, prior to the start of its offering. The manager has secured a loan on the Series Luna property on behalf of Series Luna for $150,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Holloway, a series of Arrived Homes, LLC, (“Series Holloway”) completed the acquisition of the Series Holloway property for a purchase price of $340,000.00 on June 16, 2021, prior to the start of its offering. The manager has secured a 1oan on the Series Holloway property on behalf of Series Holloway for $221,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Lallie, a series of Arrived Homes, LLC, (“Series Lallie”) completed the acquisition of the Series Lallie property for a purchase price of $370,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Lallie property on behalf of Series Lallie for $240,500.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Badminton, a series of Arrived Homes, LLC, (“Series Badminton”) completed the acquisition of the Series Badminton property for a purchase price of $255,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Badminton property on behalf of Series Badminton for $174,200.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Shoreline, a series of Arrived Homes, LLC, (“Series Shoreline”) completed the acquisition of the Series Shoreline property for a purchase price of $255,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Shoreline property on behalf of Series Shoreline for $165,750.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Summerset, a series of Arrived Homes, LLC, (“Series Summerset”) completed the acquisition of the Series Summerset property for a purchase price of $255,000.00 on June 21, 2021, prior to the start of its offering. The manager has secured a loan on the Series Summerset property on behalf of Series Summerset for $165,750.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Spencer, a series of Arrived Homes, LLC, (“Series Spencer”) completed the acquisition of the Series Spencer property for a purchase price of $300,000.00 on June 22, 2021, prior to the start of its offering. The manager has secured a loan on the Series Spencer property on behalf of Series Spencer for $195,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Basil, a series of Arrived Homes, LLC, (“Series Basil”) completed the acquisition of the Series Basil property for a purchase price of $202,500.00 on June 25, 2021, prior to the start of its offering. The manager has secured a loan on the Series Basil property on behalf of Series Basil for $131,625.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Dewberry, a series of Arrived Homes, LLC, (“Series Dewberry”) completed the acquisition of the Series Dewberry property for a purchase price of $190,000.00 on June 29, 2021, prior to the start of its offering. The manager has secured a loan on the Series Dewberry property on behalf of Series Dewberry for $121,225.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Centennial, a series of Arrived Homes, LLC, (“Series Centennial”) completed the acquisition of the Series Centennial property for a purchase price of $285,000.00 on June 4, 2021, prior to the start of its offering. The manager has secured a loan on the Series Centennial property on behalf of Series Centennial for $190,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Eastfair, a series of Arrived Homes, LLC, (“Series Eastfair”) completed the acquisition of the Series Eastfair property for a purchase price of $215,000.00 on June 9, 2021, prior to the start of its offering. The manager has secured a loan on the Series Eastfair property on behalf of the Series for $150,000.00, at a fixed annual interest rate of 0.04625, for a term of 5 Years, Interest Only.

Arrived Homes Series Coatbridge, a series of Arrived Homes, LLC, (“Series Coatbridge”) completed the acquisition of the Series Coatbridge property for a purchase price of $215,000.00 on July 1, 2021, prior to the start of its offering. The manager has secured a loan on the Series Coatbridge property on behalf of Series Coatbridge for $139,750.00, at an interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Windsor, a series of Arrived Homes, LLC, (“Series Windsor”) completed the acquisition of the Series Windsor property for a purchase price of $350,000.00 on July 22, 2021, prior to the start of its offering. The manager has secured a loan on the Series Windsor property on behalf of Series Windsor for $227,500.00, at an interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Roseberry, a series of Arrived Homes, LLC, (“Series Roseberry”) completed the acquisition of the Series Roseberry property for a purchase price of $325,000.00 on August 2, 2021, prior to the start of its offering. The manager has secured a loan on the Series Roseberry property on behalf of Series Roseberry for $211,250.00, at an interest rate of 4.625%, for a term of 5 years, interest only.

Arrived Homes Series Splash, a series of Arrived Homes, LLC, (“Series Splash”) completed the acquisition of the Series Splash property for a purchase price of $215,000.00 on May 3, 2021, prior to the start of its offering. The manager has secured a loan on the Series Splash property on behalf of Series Splash for $122,500.00, at a fixed annual interest rate of 4%, for a term of 5 years, interest only.

Arrived Homes Series Tuscan, a series of Arrived Homes, LLC, (“Series Tuscan”) completed the acquisition of the Series Tuscan property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The manager has secured a loan on the Series Tuscan property on behalf of Series Tuscan for $181,480.00, at a fixed annual interest rate of 4%, for a term of 5 years, interest only.

Arrived Homes Series Malbec, a series of Arrived Homes, LLC, (“Series Malbec”) completed the acquisition of the Series Malbec property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The manager originally purchased the Series Malbec property on a line of credit from Groundfloor Finance at a fixed annual interest rate of 9%, and later refinanced the Series Malbec property into a loan on behalf of Series Malbec for $208,585.00, at a fixed annual interest rate of 4.625%, on July 9, 2021, for a term of 30 years with interest only payments in the first 5 years.

Arrived Homes Series Pinot, a series of Arrived Homes, LLC, (“Series Pinot”) completed the acquisition of the Series Pinot property for a purchase price of $324,216.00 on May 13, 2021, prior to the start of its offering. The Manager originally purchased the Series Pinot property on a line of credit with Groundfloor Finance at a fixed annual interest rate of 9%, and refinanced the Series Pinot property into a loan on behalf of the Series for $208,585.00, at a fixed annual interest rate of 4.625%, on June 30, 2021, for a term of 30 years with interest only payments in the first 5 years.

Arrived Homes Series Salem, a series of Arrived Homes, LLC, (“Series Salem”) completed the acquisition of the Series Salem property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The Manager originally purchased the Series Salem property on a line of credit with Groundfloor Finance at a fixed annual interest rate of 9%, and refinanced the Series Salem property into a loan on behalf of Series Salem for $208,585.00, at a fixed annual interest rate of 4.625%, on June 30, 2021, for a term of 30 years with interest only payments in the first 5 Years.

Impact of the COVID-19 Coronavirus Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a pandemic. As we are just beginning our operations, COVID-19 has not had an impact on our business to date. The rapid development and fast-changing nature of the COVID-19 pandemic creates many unknowns that could have a future material impact on our operations and the operations of each of our series. The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our series properties are and will be located are among the unknowns. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six-month period ended June 30, 2021 are listed in the table below:

Revenues
Applicable Series	6/30/2021
Chaparral	$4,350
Lierly	$4,425
Patrick	$4,500
Pecan	$4,350
Plumtree	$4,325
Soapstone	$4,800

Operating Expenses

The Company incurred $16,672 in operating expenses during the six-month period ended June 30, 2021. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

During the six-month period ended June 30, 2021, at the close of the respective offerings for the series, each individual series became responsible for its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2021:

Operating Expenses
Applicable Series	6/30/2021
Chaparral	$2,481
Lierly	$2,885
Patrick	$2,907
Pecan	$2,767
Plumtree	$2,571
Soapstone	$3,061

Other Expenses

For the six months ended June 30, 2021, each series incurred interest expenses and offering expenses. The following table summarizes the total of such expenses by series as of June 30, 2021:

Other Expenses
Applicable Series	6/30/2021
Chaparral	$1,106
Lierly	$1,388
Patrick	$1,124
Pecan	$1,171
Plumtree	$1,177
Soapstone	$1,359

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. The following table summarizes the cash and cash equivalents by series as of June 30, 2021:

Cash & Cash Equivalents
Applicable Series	6/30/2021
Chaparral	$11,422
Lierly	$5,592
Patrick	$13,320
Pecan	$13,684
Plumtree	$17,365
Soapstone	$3,161

Plan of Operations

We intend to list our series properties for lease with a real estate broker, if not already rented upon acquisition. The asking rent for the series properties is expected to be in the range which is consistent with other single family homes in a given market area. We intend to hold the series properties for 5-7 years during which time, we will operate the series properties as a rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than 5 years or to hold a property for more than 7 years. Additionally, any sale of a property will be subject to lessee rights and we would attempt to time sales with lessee rights in mind, either by timing sales with anticipated lease terminations or by assigning the lease to a new buyer where allowed under applicable laws.

We plan to launch a number of additional series and related offerings in the next twelve months. As of the current date, we do not know how many series we will be offering, however, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period following qualification of our Form 1-A by the SEC will not exceed the maximum amount allowed under Regulation A. The proceeds from any offerings closed during the next twelve months will be used to acquire additional properties for the series conducting the offerings.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2021, but was not reported.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES, LLC

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2021 (UNAUDITED)

	Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Consolidated
	Soapstone		Lierly		Pecan		Patrick		Plumtree		Chaparral		Malbec		Pinot		Salem		Tuscan		Splash		Centennial		Dewberry		Summerset		Lallie		Basil		Badminton		Luna		Eastfair		Kingsley		Holloway		Shoreline		Spencer		(Restated)
ASSETS
Current assets:
Cash and cash equivalents		$3,161		$5,592		$13,684		$13,320		$17,365		$11,422		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$64,543
Prepaid expenses		983		935		836		840		846		784		2,416		1,374		1,506		1,225		878		793		864		991		1,437		811		1,004		(49)		-		919		1,318		1,214		1,187		23,112
Deferred costs		-		-		-		-		-		-		10,071		10,126		10,071		10,071		8,315		9,506		13,631		16,659		22,016		14,213		16,659		14,795		10,345		11,753		12,418		11,921		18,755		221,325
Due from related party		6,387		6,133		-		-		241		-		2,116		1,841		1,350		1,912		1,406		-		-		-		-		-		-		-		-		-		-		-		-		21,386
Total current assets		10,531		12,660		14,520		14,159		18,453		12,206		14,604		13,341		12,927		13,209		10,598		10,299		14,495		17,650		23,453		15,024		17,663		14,746		10,345		12,672		13,736		13,135		19,942		330,366
Property and equipment, net		217,333		212,394		206,822		208,546		199,777		195,010		320,374		323,459		320,336		323,205		216,527		286,675		191,200		256,526		373,225		203,763		256,525		216,325		216,325		316,825		341,950		311,800		302,685		6,017,607
Deposits		1,600		-		1,450		1,500		1,450		1,450		2,195		2,195		2,195		2,195		1,450		-		-		-		-		-		-		-		-		-		-		-		-		17,680
Total assets		$229,464		$225,054		$222,792		$224,206		$219,679		$208,666		$337,173		$338,995		$335,458		$338,608		$228,576		$296,974		$205,695		$274,176		$396,678		$218,787		$274,188		$231,071		$226,670		$329,497		$355,686		$324,935		$322,627		$6,365,654

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses		$4,046		$3,917		$2,625		$2,294		$2,448		$734		$208		$208		$208		$208		$452		$1,126		$1,365		$552		$52		$236		$506		$485		$536		$1,081		$841		$475		$679		$25,284
Due to related party		-		-		2,390		1,807		-		1,275		129,385		129,944		124,739		155,874		105,485		109,838		85,311		111,020		160,289		89,170		102,805		83,827		79,520		118,247		137,803		116,048		130,132		1,974,909
Distribution payable		1,300		1,324		1,497		1,701		1,743		1,677		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		9,241
Total current liabilities		5,346		5,241		6,512		5,803		4,191		3,686		129,593		130,152		124,947		156,082		105,937		110,964		86,677		111,572		160,342		89,406		103,310		84,312		80,056		119,328		138,644		116,523		130,811		2,009,433
Tenant deposits		1,600		-		1,450		1,500		1,450		1,450		2,195		2,195		2,195		2,195		1,450		-		-		-		-		-		-		-		-		-		-		-		-		17,680
Loan payable, net		126,419		129,262		112,212		107,663		109,561		102,797		204,565		206,460		208,453		180,644		121,811		187,357		119,268		163,349		237,354		129,564		171,715		147,756		147,756		212,108		218,048		209,039		192,308		3,745,469
Total liabilities		133,365		134,503		120,174		114,965		115,202		107,933		336,353		338,806		335,595		338,920		229,198		298,321		205,945		274,922		397,695		218,971		275,025		232,068		227,812		331,436		356,692		325,562		323,118		5,772,582

Members’ equity
Membership contributions		97,019		91,723		103,703		110,473		105,643		101,646		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		610,208
Retained earnings (accumulated deficit)		(920)		(1,172)		(1,085)		(1,232)		(1,166)		(913)		820		188		(137)		(312)		(622)		(1,348)		(250)		(746)		(1,018)		(184)		(837)		(997)		(1,142)		(1,939)		(1,006)		(627)		(491)		(17,135)
Total members’ equity		96,099		90,551		102,618		109,241		104,477		100,733		820		188		(137)		(312)		(622)		(1,348)		(250)		(746)		(1,018)		(184)		(837)		(997)		(1,142)		(1,939)		(1,006)		(627)		(491)		593,072
Total liabilities and members’ equity		$229,464		$225,054		$222,792		$224,206		$219,679		$208,666		$337,173		$338,995		$335,458		$338,608		$228,576		$296,974		$205,695		$274,176		$396,678		$218,787		$274,188		$231,071		$226,670		$329,497		$355,686		$324,935		$322,627		$6,365,654

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2020

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$-	$-	$-	$-	$-
Prepaid expenses	-	-	-	-	-	-	-
Due from related party	-	-	-	-	-	-	-
Total current assets	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	-	-	-	-
Deposits	-	-	-	-	-	-	-
Total assets	$-	$-	$-	$-	$-	$-	$-

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$-	$-	$-	$-	$-	$-	$-
Due to related party	-	-	-	-	-	-	-
Distribution payable	-	-	-	-	-	-	-
Total current liabilities	-	-	-	-	-	-	-
Tenant deposits	-	-	-	-	-	-	-
Loan payable, net	-	-	-	-	-	-	-
Total liabilities	-	-	-	-	-	-	-

Members’ equity
Membership contributions	-	-	-	-	-	-	-
Accumulated deficit	-	-	-	-	-	-	-
Total members’ equity	-	-	-	-	-	-	-
Total liabilities and members’ equity	$-	$-	$-	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

	Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Series		Consolidated
	Soapstone		Lierly		Pecan		Patrick		Plumtree		Chaparral		Malbec		Pinot		Salem		Tuscan		Splash		Centennial		Dewberry		Summerset		Lallie		Basil		Badminton		Luna		Eastfair		Kingsley		Holloway		Shoreline		Spencer		(Restated)
Rental income		$4,800		$4,425		$4,350		$4,500		$4,325		$4,350		$2,745		$2,470		$1,922		$2,526		$1,507		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$-		$37,919
Total revenue		4,800		4,425		4,350		4,500		4,325		4,350		2,745		2,470		1,922		2,526		1,507		-		-		-		-		-		-		-		-		-		-		-		-		37,919

Operating expenses:
Depreciation		1,500		1,466		1,431		1,443		1,384		1,350		1,194		1,206		1,194		1,184		993		-		-		-		-		-		-		-		-		-		-		-		-		14,344
Placement Fee														350		350		350		350		-		-		-		-		-		-		-		-		-		-		-		-		-		1,400
HOA														206		206		206		206		81		207		162		253		304		-		321		317		385		504		200		-		87		3,644
Insurance		326		251		229		182		209		201		-		172		170		-		-		64		7		37		54		14		38		49		-		84		61		45		30		2,223
Management fees		634		590		615		645		504		610		176		176		111		158		116		-		-		-		-		-		-		-		-		-		-		-		-		4,335
Repair and maintenance		-		-		-		182		-		133		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		315
Property taxes		601		578		492		457		474		187		-		146		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		2,934
Total operating expenses		3,061		2,885		2,767		2,909		2,571		2,481		1,925		2,255		2,031		1,898		1,189		272		169		290		358		14		358		366		385		587		261		45		117		29,194

Income from operations		1,739		1,540		1,583		1,591		1,754		1,869		820		215		(109)		628		318		(272)		(169)		(290)		(358)		(14)		(358)		(366)		(385)		(587)		(261)		(45)		(117)		8,725

Other income (expense), net
Other income		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-		-
Interest expense		(1,359)		(1,388)		(1,171)		(1,124)		(1,177)		(1,106)		-		(27)		(27)		(940)		(940)		(1,076)		(81)		(456)		(660)		(170)		(479)		(631)		(756)		(1,352)		(745)		(582)		(373)		(16,620)
Total other income (expense), net		(1,359)		(1,388)		(1,171)		(1,124)		(1,177)		(1,106)		-		(27)		(27)		(940)		(940)		(1,076)		(81)		(456)		(660)		(170)		(479)		(631)		(756)		(1,352)		(745)		(582)		(373)		(16,620)

Net income (loss)		$380		$152		$412		$467		$577		$763		$820		$188		$(137)		$(312)		$(622)		$(1,348)		$(250)		$(746)		$(1,018)		$(184)		$(837)		$(997)		$(1,142)		$(1,939)		$(1,006)		$(627)		$(491)		$(7,894)

See accompanying, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

	Series Soapstone	Series Lierly	Series Pecan	Series Patrick	Series Plumtree	Series Chaparral	Consolidated
Rental income	$-	$-	$-	$-	$-	$-	$-
Total revenue	-	-	-	-	-	-	-

Operating expenses:
Depreciation	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-
Management fees	-	-	-	-	-	-	-
Repair and maintenance	-	-	-	-	-	-	-
Property taxes	-	-	-	-	-	-	-
Total operating expenses	-	-	-	-	-	-	-

Income from operations	-	-	-	-	-	-	-

Other income (expense), net
Interest expense	-	-	-	-	-	-	-
Total other income (expense), net	-	-	-	-	-	-	-

Net income	$-	$-	$-	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Consolidated
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Malbec	Pinot	Salem	Tuscan	Splash	Centennial	Dewberry	Summerset	Lallie	Basil	Badminton	Luna	Eastfair	Kingsley	Holloway	Shoreline	Spencer	(Restated)

Balance at January 1, 2021	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Membership contributions, net of issuance costs	97,019	91,723	103,703	110,473	105,643	101,646	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	610,208
Distributions	(1,300)	(1,324)	(1,497)	(1,701)	(1,743)	(1,677)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss)	380	152	412	467	577	763	2,751	188	(137)	(312)	(622)	(1,348)	(250)	(746)	(1,018)	(184)	(837)	(997)	(1,142)	(1,939)	(1,006)	(627)	(491)	(5,965)
Balance at June 30, 2021	$96,099	$90,551	$102,618	$109,239	$104,477	$100,733	$2,751	$188	$(137)	$(312)	$(622)	$(1,348)	$(250)	$(746)	$(1,018)	$(184)	$(837)	$(997)	$(1,142)	$(1,939)	$(1,006)	$(627)	$(491)	$604,243

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Consolidated
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Malbec	Pinot	Salem	Tuscan	Splash	Centennial	Dewberry	Summerset	Lallie	Basil	Badminton	Luna	Eastfair	Kingsley	Holloway	Shoreline	Spencer	(Restated)
Cash flows from operating activities:
Net income	$380	$152	$412	$467	$577	$763	$820	$188	$(137)	$(312)	$(622)	$(1,348)	$(250)	$(746)	$(1,018)	$(184)	$(837)	$(997)	$(1,142)	$(1,939)	$(1,006)	$(627)	$(491)	$(7,896)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,500	1,466	1,431	1,443	1,384	1,350	1,194	1,206	1,194	1,184	993	-	-	-	-	-	-	-	-	-	-	-	-	14,344
Amortization	48	48	17	17	41	39	-	-	-	12	11	7	5	7	9	6	7	6	6	8	8	8	8	318
Changes in operating assets and liabilities:
Prepaid expenses	(983)	(935)	(836)	(840)	(846)	(784)	(2,416)	(1,374)	(1,506)	(1,225)	(878)	(793)	(864)	(991)	(1,437)	(811)	(1,004)	49	-	(919)	(1,318)	(1,214)	(1,187)	(23,112)
Due from related party	(6,387)	(6,133)	-	-	(241)	-	(2,116)	(1,841)	(1,350)	(1,912)	(1,406)	-	-	-	-	-	-	-	-	-	-	-	-	(21,386)
Accrued expenses	4,046	3,917	2,625	2,294	2,448	734	208	208	208	208	452	1,126	1,365	552	52	236	506	485	536	1,081	841	475	679	25,284
Due to related party	(797)	(714)	240	823	(376)	809	2,311	1,613	1,590	2,046	1,450	1,007	(257)	1,178	2,393	753	1,329	457	599	1,769	1,475	1,358	992	22,049
Net cash provided by operating activities	(2,193)	(2,199)	3,889	4,205	2,988	2,911	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,600
Cash flows from financing activities:
Net proceeds from loans	126,334	129,177	112,449	106,569	109,506	102,732	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	686,767
Repayments of related party notes	(220,000)	(215,000)	(208,495)	(210,205)	(202,950)	(197,965)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,254,615)
Member contributions	99,020	93,614	105,841	112,751	107,821	103,742	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	622,789
Net cash provided by financing activities	5,354	7,791	9,795	9,115	14,377	8,509	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	54,941
Net change in cash and cash equivalents	3,161	5,592	13,684	13,320	17,365	11,422	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	64,541
Cash at beginning of period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash at end of period	$3,161	$5,592	$13,684	$13,320	$17,365	$11,422	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$64,541

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$442	$452	$389	$373	$383	$359	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$2,397

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment with related and third party notes payable	$220,000	$215,000	$208,495	$210,205	$202,950	$197,965	$321,568	$324,665	$321,531	$324,389	$217,520	$286,675	$191,200	$256,526	$373,225	$203,763	$256,525	$216,325	$216,325	$316,825	$341,950	$311,800	$302,685	$6,038,110
Capitalized title fees	$-	$-	$1,067	$1,066	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$2,133
Security deposits	$1,600	$-	$1,450	$1,500	$1,450	$1,450	$2,195	$2,195	$2,195	$2,195	$1,450	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$17,680
Offering expenses	$2,000	$1,891	$2,138	$2,278	$2,178	$2,096	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$12,582
Dividends	$1,300	$1,324	$1,497	$1,701	$1,743	$1,677	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$9,241

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

	Series	Series	Series	Series	Series	Series
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Consolidated
Cash flows from operating activities:
Net income	$-	$-	$-	$-	$-	$-	$-
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	-	-	-	-	-	-	-
Amortization	-	-	-	-	-	-	-
Changes in operating assets and liabilities:
Prepaid expenses	-	-	-	-	-	-	-
Due from related party	-	-	-	-	-	-	-
Accrued expenses	-	-	-	-	-	-	-
Due to related party	-	-	-	-	-	-	-
Net cash provided by operating activities	-	-	-	-	-	-	-
Cash flows from financing activities:
Net proceeds from loans	-	-	-	-	-	-	-
Repayments of related party notes	-	-	-	-	-	-	-
Member contributions	-	-	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-	-	-
Net change in cash and cash equivalents	-	-	-	-	-	-	-
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

ARRIVED HOMES, LLC

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020 (AUDITED) AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021 (UNAUDITED)

NOTE 1: NATURE OF OPERATIONS

Arrived Homes, LLC (the “Company”) is a Delaware Series limited liability company formed on July 13, 2020 under the laws of Delaware. The Company was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series”, that management intends to establish. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

Arrived Homes Series Soapstone, a series of Arrived Homes, LLC, (“Series Soapstone”) completed the acquisition of the Arrived Homes Series Soapstone property for a purchase price of $220,000 on January 20, 2021, prior to the start of its offering. Series Soapstone purchased the Arrived Homes Series Soapstone property from Arrived Homes, LP, an affiliate of the manager, who originally paid $217,500 for the property. To pay the $220,000 Arrived Homes Series Soapstone property purchase price, Series Soapstone issued a promissory note to our owner affiliate, the former owner of the Arrived Homes Series Soapstone property, in the amount of $220,000.

Arrived Homes Series Lierly, a series of Arrived Homes, LLC, (“Series Lierly”) completed the acquisition of the Series Lierly property for a purchase price of $215,000 on January 20, 2021, prior to the start of its offering. Series Lierly purchased the Series Lierly property from Arrived Homes, LP, an affiliate of the manager, who originally paid $212,500 for the property. To pay the $215,000 Series Lierly property purchase price, Series Lierly issued a promissory note to our owner affiliate, the former owner of the Series Lierly property, in the amount of $215,000.

Arrived Homes Series Pecan, a series of Arrived Homes, LLC, (“Series Pecan”) completed the acquisition of the Series Pecan property for a purchase price of $208,495 on January 1, 2021, prior to the start of its offering. Series Pecan purchased the Series Pecan property from the manager, who originally paid $198,500 for the property. To pay the $208,495 Series Pecan property purchase price, Series Pecan issued a promissory note to the manager, the former owner of the Series Pecan property, in the amount of $208,495.

Arrived Homes Series Patrick, a series of Arrived Homes, LLC, (“Series Patrick”) completed the acquisition of the Series Patrick property for a purchase price of $210,205 on January 4, 2021, prior to the start of its offering. Series Patrick purchased the Series Patrick property from the manager, who originally paid $191,000 for the property. To pay the $210,205 Arrived Homes Series Patrick LLC property purchase price, Series Patrick issued a promissory note to the manager, the former owner of the Arrived Homes Series Patrick LLC property, in the amount of $210,205.

Arrived Homes Series Plumtree, a series of Arrived Homes, LLC, (“Series Plumtree”) completed the acquisition of the Series Plumtree property for a purchase price of $202,950 on January 4, 2021, prior to the start of its offering. Series Plumtree purchased the Series Plumtree property from the manager, who originally paid $190,000 for the property. To pay the $202,950 Series Plumtree property purchase price, Series Plumtree issued a promissory note to the manager, the former owner of the Series Plumtree property, in the amount of $202,950.

Arrived Homes Series Chaparral, a series of Arrived Homes, LLC, (“Series Chaparral”) completed the acquisition of the Series Chaparral property for a purchase price of $197,965 on January 14, 2021, prior to the start of its offering. Series Chaparral purchased the Series Chaparral property from the manager, who originally paid $184,900 for the property. To pay the $197,965 Series Chaparral property purchase price, Series Chaparral issued a promissory note to the manager, the former owner of the Series Chaparral property, in the amount of $197,965.

In May 2021, the Company offered Series Lierly, Series Soapstone, Series Pecan, Series Patrick, Series Plumtree and Series Chaparral Interests to the general public.

Arrived Homes Series Kingsley, a series of Arrived Homes, LLC, (“Series Kingsley”) completed the acquisition of the Series Kingsley property for a purchase price of $315,000 on June 1, 2021, prior to the start of its offering. The manager has secured a loan on the Series Kingsley property on behalf of Series Kingsley for $215,000, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Luna, a series of Arrived Homes, LLC, (“Series Luna”) completed the acquisition of the Series Luna property for a purchase price of $215,000 on June 14, 2021, prior to the start of its offering. The manager has secured a loan on the Series Luna property on behalf of Series Luna for $150,000, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Holloway, a series of Arrived Homes, LLC, (“Series Holloway”) completed the acquisition of the Series Holloway property for a purchase price of $340,000 on June 16, 2021, prior to the start of its offering. The manager has secured a 1oan on the Series Holloway property on behalf of Series Holloway for $221,000, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Lallie, a series of Arrived Homes, LLC, (“Series Lallie”) completed the acquisition of the Series Lallie property for a purchase price of $370,000. on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Lallie property on behalf of Series Lallie for $240,500, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Badminton, a series of Arrived Homes, LLC, (“Series Badminton”) completed the acquisition of the Series Badminton property for a purchase price of $255,000 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Badminton property on behalf of Series Badminton for $174,200, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Shoreline, a series of Arrived Homes, LLC, (“Series Shoreline”) completed the acquisition of the Series Shoreline property for a purchase price of $255,000.00 on June 18, 2021, prior to the start of its offering. The manager has secured a loan on the Series Shoreline property on behalf of Series Shoreline for $165,750, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Summerset, a series of Arrived Homes, LLC, (“Series Summerset”) completed the acquisition of the Series Summerset property for a purchase price of $255,000 on June 21, 2021, prior to the start of its offering. The manager has secured a loan on the Series Summerset property on behalf of Series Summerset for $165,750, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Spencer, a series of Arrived Homes, LLC, (“Series Spencer”) completed the acquisition of the Series Spencer property for a purchase price of $300,000 on June 22, 2021, prior to the start of its offering. The manager has secured a loan on the Series Spencer property on behalf of Series Spencer for $195,000, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Basil, a series of Arrived Homes, LLC, (“Series Basil”) completed the acquisition of the Series Basil property for a purchase price of $202,500.00 on June 25, 2021, prior to the start of its offering. The manager has secured a loan on the Series Basil property on behalf of Series Basil for $131,625.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Dewberry, a series of Arrived Homes, LLC, (“Series Dewberry”) completed the acquisition of the Series Dewberry property for a purchase price of $190,000.00 on June 29, 2021, prior to the start of its offering. The manager has secured a loan on the Series Dewberry property on behalf of Series Dewberry for $121,225.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Centennial, a series of Arrived Homes, LLC, (“Series Centennial”) completed the acquisition of the Series Centennial property for a purchase price of $285,000.00 on June 4, 2021, prior to the start of its offering. The manager has secured a loan on the Series Centennial property on behalf of Series Centennial for $190,000.00, at a fixed annual interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Eastfair, a series of Arrived Homes, LLC, (“Series Eastfair”) completed the acquisition of the Series Eastfair property for a purchase price of $215,000.00 on June 9, 2021, prior to the start of its offering. The manager has secured a loan on the Series Eastfair property on behalf of the Series for $150,000.00, at a fixed annual interest rate of 0.04625, for a term of 5 Years, Interest Only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Splash, a series of Arrived Homes, LLC, (“Series Splash”) completed the acquisition of the Series Splash property for a purchase price of $215,000.00 on May 3, 2021, prior to the start of its offering. The manager has secured a loan on the Series Splash property on behalf of Series Splash for $122,500.00, at a fixed annual interest rate of 4%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Tuscan, a series of Arrived Homes, LLC, (“Series Tuscan”) completed the acquisition of the Series Tuscan property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The manager has secured a loan on the Series Tuscan property on behalf of Series Tuscan for $181,480.00, at a fixed annual interest rate of 4%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Malbec, a series of Arrived Homes, LLC, (“Series Malbec”) completed the acquisition of the Series Malbec property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The manager originally purchased the Series Malbec property on a line of credit from Groundfloor Finance at a fixed annual interest rate of 9%, and later refinanced the Series Malbec property into a loan on behalf of Series Malbec for $208,585.00, at a fixed annual interest rate of 4.625%, on July 9, 2021, for a term of 30 years with interest only payments in the first 5 years. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Pinot, a series of Arrived Homes, LLC, (“Series Pinot”) completed the acquisition of the Series Pinot property for a purchase price of $324,216.00 on May 13, 2021, prior to the start of its offering. The Manager originally purchased the Series Pinot property on a line of credit with Groundfloor Finance at a fixed annual interest rate of 9%, and refinanced the Series Pinot property into a loan on behalf of the Series for $208,585.00, at a fixed annual interest rate of 4.625%, on June 30, 2021, for a term of 30 years with interest only payments in the first 5 years. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Salem, a series of Arrived Homes, LLC, (“Series Salem”) completed the acquisition of the Series Salem property for a purchase price of $320,898.00 on May 13, 2021, prior to the start of its offering. The Manager originally purchased the Series Salem property on a line of credit with Groundfloor Finance at a fixed annual interest rate of 9%, and refinanced the Series Salem property into a loan on behalf of Series Salem for $208,585.00, at a fixed annual interest rate of 4.625%, on June 30, 2021, for a term of 30 years with interest only payments in the first 5 Years. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Restatement

The Company previously filed its unaudited financial statements for the period ended June 30, 2021 including the financial position and results of operations and cash flows of the original six Series.  The Company has restated the accompanying consolidated balance sheet, consolidated statement of operations, consolidated statement of changes in members’ equity and consolidated statement of cash flows to include the financial position as of June 30, 2021 and the results of operations and cash flows for the period then ended for the following Series:

-	Series Malbec
-	Series Pinot
-	Series Salem
-	Series Tuscan
-	Series Splash
-	Series Centennnial
-	Series Dewberry
-	Series Summerset
-	Series Lallie
-	Series Basil
-	Series Badminton
-	Series Luna
-	Series Eastfair
-	Series Kingsley
-	Series Holloway
-	Series Shoreline
-	Series Spencer

As of June 30, 2021, the above Series did not receive any membership contributions.  There were no changes to the financial statements for the six Series previously reported

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Unaudited Interim Financial Information

The accompanying consolidated financial statements for the six months ended June 30, 2021 and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, reflect all adjustments necessary to present fairly the Company’s financial position as of June 30, 2021 and results of its operations, and cash flows for the periods ended June 30, 2021. The results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other periods.

Use of Estimates

The preparation of the consolidated financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its Series. There was no financial activity in any such Series in 2020. All inter-company transactions and balances have been eliminated on consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Management Compensation

The Manager will receive from each Series an annual asset management fee equal to one percent (1%) of the capital contributions to that Series. Additionally, pursuant to the operating agreement, the Manager (as defined later) will receive reimbursements for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per Series offering), our operations, and the acquisition of properties and in connection with third parties providing services. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its’ sole discretion.

Property Management Fee

As compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of rents collected on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the manager will receive the difference as income. If a Series property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

Property Disposition Fee

Upon the disposition and sale of a Series property, each Series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the manager will receive the difference as income.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased Series property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the building value. All capitalized property and equipment costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2021.

Operating Expenses

Each Series of the Company will be responsible for the costs and expenses attributable to the activities of the Company related to such Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of such Series property, the Manager may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series property, and/or (c) cause additional interests to be issued in such Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each Series is used for rental purposes and earns rental income on a monthly basis. Rental income is recognized over the length of the contract as the performance obligation is satisfied over time.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial offering of interests of such Series.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception. See revenue recognition policy above for the impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Property will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company plans to incur significant costs in pursuit of its capital financing plans, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:
	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Consolidated
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Malbec	Pinot	Salem	Tuscan	Splash	Centennial	Dewberry	Summerset	Lallie	Basil	Badminton	Luna	Eastfair	Kingsley	Holloway	Shoreline	Spencer	(Restated)
Building	$165,000	$161,250	$157,052	$158,368	$151,745	$148,009	$241,344	$243,611	$241,306	$244,164	$163,770	$215,425	$143,700	$192,776	$280,725	$153,138	$192,775	$162,575	$162,575	$238,075	$256,950	$234,300	$227,685	$4,536,316
Land	55,000	53,750	52,124	52,551	50,738	49,491	80,225	81,054	80,225	80,225	53,750	71,250	47,500	63,750	92,500	50,625	63,750	53,750	53,750	78,750	85,000	77,500	75,000	1,502,256
Total	220,000	215,000	209,176	210,919	202,483	197,500	321,568	324,665	321,531	324,389	217,520	286,675	191,200	256,526	373,225	203,763	256,525	216,325	216,325	316,825	341,950	311,800	302,685	6,038,572
Less: Accumulated depreciation	(2,667)	(2,606)	(2,354)	(2,373)	(2,706)	(2,490)	(1,194)	(1,206)	(1,194)	(1,184)	(993)	-	-	-	-	-	-	-	-	-	-	-	-	(20,965)
Property and equipment, net	$217,333	$212,394	$206,822	$208,546	$199,777	$195,010	$320,374	$323,459	$320,336	$323,205	$216,527	$286,675	$191,200	$256,526	$373,225	$203,763	$256,525	$216,325	$216,325	$316,825	$341,950	$311,800	$302,685	$6,017,607

Depreciation expense was $14,344 for the six months ended June 30, 2021.

NOTE 5: LOAN PAYABLE

The purchases of each Series property were funded by promissory notes to the Manager, which was later refinanced in part by mortgage loans secured against the Series properties for Series Soapstone, Series Lierly, Series Pecan, Series Patrick, Series Plumtree, Series Tuscan, Series Splash and Series Chaparral from Arvest Bank. The mortgage loans from Arvest Bank bear interest at a rate of 4.00% per annum and must be repaid within 10 years of the date of closing of the purchase of each Series property. The purchases of each Series property for Series Salem, Series Pinot and Series Malbec were initially funded by a line of credit from Groundfloor Finance at a fixed annual interest rate of 9%, and then each refinanced into a mortgage loan from Certain Lending, which each bear interest at a rate of 4.625% per year for the initial 7-year interest only period and then bear interest at a to be determined rate for the remaining 23 years, for a total loan term of 30 years. Additionally, the purchases of each remaining Series property were funded by a mortgage loan from Certain Lending, which bear interest at a rate of 4.625% per year for the initial 7-year interest only period and then bear interest at a to be determined rate for the remaining 23 years, for a total loan term of 30 years. Loan fees totaling $52,979 incurred in connection with the mortgages were capitalized as a debt discount and are being amortized over the life of the loans. As of June 30, 2021, all mortgage loans remain outstanding.

As of June 30, 2021, loan payable, net of unamortized discount, consists of the following:
	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Consolidated
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Malbec	Pinot	Salem	Tuscan	Splash	Centennial	Dewberry	Summerset	Lallie	Basil	Badminton	Luna	Eastfair	Kingsley	Holloway	Shoreline	Spencer	(Restated)
Outstanding principal of mortgages	$128,250	$131,100	$112,860	$108,300	$111,150	$104,310	$208,585	$210,740	$212,550	$181,480	$122,500	$190,000	$121,225	$165,750	$240,500	$131,625	$174,200	$150,000	$150,000	$215,000	$221,000	$211,900	$195,000	$3,798,025
Unamortized loan fees	(1,831)	(1,838)	(648)	(637)	(1,589)	(1,513)	(4,020)	(4,280)	(4,098)	(836)	(689)	(2,643)	(1,957)	(2,401)	(3,146)	(2,061)	(2,485)	(2,244)	(2,244)	(2,892)	(2,952)	(2,861)	(2,693)	(52,556)
Loan payable, net	$126,419	$129,262	$112,212	$107,663	$109,561	$102,797	$204,565	$206,460	$208,453	$180,644	$121,811	$187,357	$119,268	$163,349	$237,354	$129,564	$171,715	$147,756	$147,756	$212,108	$218,048	$209,039	$192,308	$3,745,469

NOTE 5: MEMBERS’ EQUITY

The Company is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s Series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Membership Contributions

In May 2021, the following Series offerings closed, and such Series raised the following amounts net of brokerage fees and offering expenses:

Date	Series	Amount Raised
05/04/2021	Series Soapstone	$97,019
05/04/2021	Series Lierly	91,723
05/04/2021	Series Pecan	103,703
05/04/2021	Series Patrick	110,473
05/07/2021	Series Plumtree	105,643
05/07/2021	Series Chaparral	101,646

In connection with the raise, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker upon the financing. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the offering of up to a maximum of 2% of the gross offering proceeds per Series offering. Each Series recorded the offering expense reimbursement and corresponding amount due to the Manager upon the completion of the financing.

Distributions

As of June 30, 2021, the Company determined the distributions to be made to the investors of each Series. The distributions are included on the consolidated balance sheet as of June 30, 2021 and were paid in July 2021.

NOTE 7: RELATED PARTY TRANSACATIONS

Promissory Notes

Each Series acquired the respective property via a promissory note to the Manager in 2021.

The purchase price for Series Soapstone property was funded by a promissory note to the Manager with a principal amount of $220,000, which was later refinanced in part by a mortgage loan secured against the Series Soapstone property from Arvest Bank in the amount of $128,250 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.0% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Soapstone repaid the entire $220,000 loan to Holdings.

The purchase price for Series Lierly property was funded by a promissory note to the Manager with a principal amount of $215,000, which was later refinanced in part by a mortgage loan secured against the Series Lierly property from Arvest Bank in the amount of $131,000 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.0% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Lierly repaid the entire $215,000 loan to Holdings.

The purchase price for Series Pecan property was funded by a promissory note to the Manager with a principal amount of $208,495, which was later refinanced in part by a mortgage loan secured against the Series Pecan property from Arvest Bank in the amount of $112,860 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Pecan repaid the entire $208,495 loan to Holdings.

The purchase price for Series Patrick property was funded by a promissory note to the Manager with a principal amount of $210,205, which was later refinanced in part by a mortgage loan secured against the Series Patrick property from Arvest Bank in the amount of $108,300 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Patrick repaid the entire $210,205 loan to Holdings.

The purchase price for Series Plumtree property was funded by a promissory note to the Manager with a principal amount of $202,950, which was later refinanced in part by a mortgage loan secured against the Series Plumtree property from Arvest Bank in the amount of $111,150 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Plumtree repaid the entire $202,950 loan to Holdings.

The purchase price for the Series Chaparral property was funded by a promissory note to the Manager with a principal amount of $197,965, which was later refinanced in part by a mortgage loan secured against the Series Chaparral property from Arvest Bank in the amount of $104,310 (see Note 5). The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests. During the six months ended June 30, 2021, Series Chaparral repaid the entire $197,965 loan to Holdings.

The purchase price for the Series Lallie property was funded by a promissory note to the Manager with a principal amount of $165,000, which was later refinanced in part by a mortgage loan secured against the Series Lallie property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Summerset property was funded by a promissory note to the Manager with a principal amount of $116,000, which was later refinanced in part by a mortgage loan secured against the Series Summerset property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Spencer property was funded by a promissory note to the Manager with a principal amount of $136,000, which was later refinanced in part by a mortgage loan secured against the Series Spencer property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Kingsley property was funded by a promissory note to the Manager with a principal amount of $125,000, which was later refinanced in part by a mortgage loan secured against the Series Kingsley property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Luna property was funded by a promissory note to the Manager with a principal amount of $90,000, which was later refinanced in part by a mortgage loan secured against the Series Luna property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Dewberry property was funded by a promissory note to the Manager with a principal amount of $91,000, which was later refinanced in part by a mortgage loan secured against the Series Dewberry property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Badminton property was funded by a promissory note to the Manager with a principal amount of $107,000, which was later refinanced in part by a mortgage loan secured against the Series Badminton property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Holloway property was funded by a promissory note to the Manager with a principal amount of $147,000, which was later refinanced in part by a mortgage loan secured against the Series Holloway property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Basil property was funded by a promissory note to the Manager with a principal amount of $94,000, which was later refinanced in part by a mortgage loan secured against the Series Basil property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Shoreline property was funded by a promissory note to the Manager with a principal amount of $122,000, which was later refinanced in part by a mortgage loan secured against the Series Shoreline property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Splash property was funded by a promissory note to the Manager with a principal amount of $104,000, which was later refinanced in part by a mortgage loan secured against the Series Splash property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Malbec property was funded by a promissory note to the Manager with a principal amount of $130,000, which was later refinanced in part by a mortgage loan secured against the Series Malbec property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Pinot property was funded by a promissory note to the Manager with a principal amount of $132,000, which was later refinanced in part by a mortgage loan secured against the Series Pinot property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Salem property was funded by a promissory note to the Manager with a principal amount of $127,000, which was later refinanced in part by a mortgage loan secured against the Series Salem property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

The purchase price for the Series Tuscan property was funded by a promissory note to the Manager with a principal amount of $154,000, which was later refinanced in part by a mortgage loan secured against the Series Tuscan property from Certain Lending in the amount of listed under “Use of Proceeds” herein. The promissory note to the Manager incurred interest at a rate of 0.14% per annum compounding annually, the minimum applicable federal rate in effect as of the date of purchase, and must be repaid within 18 months of the date on which the Company commences the offering of membership interests.

Due to (from) Related Party

The Company enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. All transactions are recorded at arm’s length. The Manager controls two affiliated entities:

Arrived Services, LLC – Arrived Services, LLC, or Arrived Services, was formed on May 29, 2019 as a Delaware limited liability company with Arrived Holdings, Inc. is its sole member and manager. Arrived Services serves as the sole general partner of Arrived Homes, LP and, as such, manages the lease agreements, rent collection, and tenant communications for the residential rental properties owned by Arrived Homes, LP. Additionally, Arrived Services manages a rental listing program accessible on the Arrived Homes platform.

Arrived Homes, LP – Arrived Homes, LP was formed on May 29, 2019 as a Delaware limited partnership with Arrived Services, LLC as its sole general partner and manager of its business. Arrived Homes, LP was established to invest in real estate properties. It owned the two properties that were sold to Arrived Homes Series Lierly LLC and Arrived Homes Series Soapstone LLC.

Due to (from) related party balances for each Series consist of:

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Consolidated
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Malbec	Pinot	Salem	Tuscan	Splash	Centennial	Dewberry	Summerset	Lallie	Basil	Badminton	Luna	Eastfair	Kingsley	Holloway	Shoreline	Spencer	(Restated)

Due from Arrived Services, LLC	(4,464)	(4,115)	-	-	-	-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(8,579)
Due to Arrived Holdings, LLC	948	765	2,390	1,807	(241)	1,275	129,385	129,944	124,739	155,874	105,485	109,838	85,311	111,020	160,289	89,170	102,805	83,827	79,520	118,247	137,803	116,048	130,132	1,976,380
Due to Arrived Homes, LP	(2,871)	(2,782)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,654)
Due from Arrived Acquisitions, LLC	-	-	-	-	-	-	(2,116)	(1,841)	(1,350)	(1,912)	(1,406)	-	-	-	-	-	-	-	-	-	-	-	-	(8,625)
Due to (from) related party, net	$(6,387)	$(6,133)	$2,390	$1,807	$(241)	$1,275	$127,269	$128,102	$123,390	$153,961	$104,079	$109,838	$85,311	$111,020	$160,289	$89,170	$102,805	$83,827	$79,520	$118,247	$137,803	$116,048	$130,132	$1,953,523

For all properties after the original six (Soapstone, Lierly, Patrick, Pecan, Patrick, Plumtree), due to Arrived Holdings includes amounts funded by the Manager to close the respective properties.

For Series Soapstone and Lierly, due from Arrived Services balances includes rental income earned by each Series and collected by Services.

Management Fees

Asset Management Fees - The Manager will receive from each Series an annual asset management fee equal to one percent (1%) of the capital contributions to that Series. The Company has accrued asset management fees owed to the Manager through June 30, 2021 upon each Series’ contributions in May 2021 (see Note 6).

Property Management Fees - As compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of rents collected on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the manager will receive the difference as income. If a Series property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

Management fees expense by each Series consist of the following:

	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Consolidated
	Soapstone	Lierly	Pecan	Patrick	Plumtree	Chaparral	Malbec	Pinot	Salem	Tuscan	Splash	Centennial	Dewberry	Summerset	Lallie	Basil	Badminton	Luna	Eastfair	Kingsley	Holloway	Shoreline	Spencer	(Restated)
Asset management fees	$250	$236	$267	$285	$272	$262	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$1,573
Property management fees	384	354	348	360	232	348	176	176	111	158	116	-	-	-	-	-	-	-	-	-	-	-	-	2,762
Management fees	$634	$590	$615	$645	$504	$610	$176	$176	$111	$158	$116	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$4,335

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through September 28, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

Arrived Homes Series Coatbridge, a series of Arrived Homes, LLC, (“Series Coatbridge”) completed the acquisition of the Series Coatbridge property for a purchase price of $270,000 on July 1, 2021, prior to the start of its offering. The manager has secured a loan on the Series Coatbridge property on behalf of Series Coatbridge for $175,500, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Lennox, a series of Arrived Homes, LLC, (“Series Lennox”) completed the acquisition of the Series Lennox property for a purchase price of $215,000 on July 1, 2021, prior to the start of its offering. The manager has secured a loan on the Series Lennox property on behalf of Series Lennox for $139,750, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Dawson, a series of Arrived Homes, LLC, (“Series Dawson”) completed the acquisition of the Series Dawson property for a purchase price of $225,000 on July 6, 2021, prior to the start of its offering. The manager has secured a loan on the Series Dawson property on behalf of Series Dawson for $146,250, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Sugar, a series of Arrived Homes, LLC, (“Series Sugar”) completed the acquisition of the Series Sugar property for a purchase price of $310,000 on July 7, 2021, prior to the start of its offering. The manager has secured a loan on the Series Sugar property on behalf of Series Sugar for $201,500, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Ridge, a series of Arrived Homes, LLC, (“Series Ridge”) completed the acquisition of the Series Ridge property for a purchase price of $216,000 on July 9, 2021, prior to the start of its offering. The manager has secured a loan on the Series Ridge property on behalf of Series Ridge for $140,400, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Westchester, a series of Arrived Homes, LLC, (“Series Westchester”) completed the acquisition of the Series Westchester property for a purchase price of $340,000 on July 15, 2021, prior to the start of its offering. The manager has secured a loan on the Series Westchester property on behalf of Series Westchester for $198,900, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Bayside, a series of Arrived Homes, LLC, (“Series Bayside”) completed the acquisition of the Series Bayside property for a purchase price of $255,000 on July 16, 2021, prior to the start of its offering. The manager has secured a loan on the Series Bayside property on behalf of Series Bayside for $165,750, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Elevation, a series of Arrived Homes, LLC, (“Series Elevation”) completed the acquisition of the Series Elevation property for a purchase price of $263,347 on July 21, 2021, prior to the start of its offering. The manager has secured a loan on the Series Elevation property on behalf of Series Elevation for $172,250, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Windsor, a series of Arrived Homes, LLC, (“Series Windsor”) completed the acquisition of the Series Windsor property for a purchase price of $350,000 on July 22, 2021, prior to the start of its offering. The manager has secured a loan on the Series Windsor property on behalf of Series Windsor for $227,500, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Forest, a series of Arrived Homes, LLC, (“Series Forest”) completed the acquisition of the Series Forest property for a purchase price of $350,000 on July 26, 2021, prior to the start of its offering. The manager has secured a loan on the Series Forest property on behalf of Series Forest for $227,500, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Olive, a series of Arrived Homes, LLC, (“Series Olive”) completed the acquisition of the Series Olive property for a purchase price of $230,000 on July 27, 2021, prior to the start of its offering. The manager has secured a loan on the Series Olive property on behalf of Series Olive for $126,100, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series River, a series of Arrived Homes, LLC, (“Series River”) completed the acquisition of the Series River property for a purchase price of $265,000 on July 30, 2021, prior to the start of its offering. The manager has secured a loan on the Series River property on behalf of Series River for $172,250, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Roseberry, a series of Arrived Homes, LLC, (“Series Roseberry”) completed the acquisition of the Series Roseberry property for a purchase price of $325,000 on August 2, 2021, prior to the start of its offering. The manager has secured a loan on the Series Roseberry property on behalf of Series Roseberry for $211,250, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Elm, a series of Arrived Homes, LLC, (“Series Elm”) completed the acquisition of the Series Elm property for a purchase price of $165,000 on August 16, 2021, prior to the start of its offering. The manager has secured a loan on the Series Elm property on behalf of Series Elm for $107,250, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Saturn, a series of Arrived Homes, LLC, (“Series Saturn”) completed the acquisition of the Series Saturn property for a purchase price of $215,000 on August 31, 2021, prior to the start of its offering. The manager has secured a loan on the Series Saturn property on behalf of Series Saturn for $139,750, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Jupiter, a series of Arrived Homes, LLC, (“Series Jupiter”) completed the acquisition of the Series Jupiter property for a purchase price of $215,000 on September 14, 2021, prior to the start of its offering. The manager has secured a loan on the Series Jupiter property on behalf of Series Jupiter for $139,750, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Collinston, a series of Arrived Homes, LLC, (“Series Collinston”) completed the acquisition of the Series Collinston property for a purchase price of $210,000 on September 17, 2021, prior to the start of its offering. The manager has secured a loan on the Series Collinston property on behalf of Series Collinston for $136,500, at an interest rate of 3.875%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Weldon, a series of Arrived Homes, LLC, (“Series Weldon”) completed the acquisition of the Series Weldon property for a purchase price of $210,000 on September 17, 2021, prior to the start of its offering. The manager has secured a loan on the Series Weldon property on behalf of Series Weldon for $136,500, at an interest rate of 3.875%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Limestone, a series of Arrived Homes, LLC, (“Series Limestone”) completed the acquisition of the Series Limestone property for a purchase price of $290,000 on September 23, 2021, prior to the start of its offering. The manager has secured a loan on the Series Limestone property on behalf of Series Limestone for $188,500, at an interest rate of 4.625%, for a term of 5 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Cupcake, a series of Arrived Homes, LLC, (“Series Cupcake”) completed the acquisition of the Series Cupcake property for a purchase price of $218,556 on September 24, 2021, prior to the start of its offering. The manager has secured a loan on the Series Cupcake property on behalf of Series Cupcake for $142,061, at an interest rate of 3.875%, for a term of 7 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Mojave, a series of Arrived Homes, LLC, (“Series Mojave”) completed the acquisition of the Series Mojave property for a purchase price of $234,000 on September 24, 2021, prior to the start of its offering. The manager has secured a loan on the Series Mojave property on behalf of Series Mojave for $152,100, at an interest rate of 3.875%, for a term of 7 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Wentworth, a series of Arrived Homes, LLC, (“Series Wentworth”) completed the acquisition of the Series Wentworth property for a purchase price of $226,200 on September 24, 2021, prior to the start of its offering. The manager has secured a loan on the Series Wentworth property on behalf of Series Wentworth for $147,030, at an interest rate of 3.875%, for a term of 7 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

Arrived Homes Series Meadow, a series of Arrived Homes, LLC, (“Series Meadow”) completed the acquisition of the Series Meadow property for a purchase price of $320,000 on September 28, 2021, prior to the start of its offering. The manager has secured a loan on the Series Meadow property on behalf of Series Meadow for $214,900, at an interest rate of 3.875%, for a term of 7 years, interest only. The Manager advanced monies on behalf of the Series to acquire the property in excess of the loan secured.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes, LLC (incorporated by reference to Exhibit 2.1 to the Form 1-A filed on September 9, 2020)
2.2*	Operating Agreement of Arrived Homes, LLC (incorporated by reference to Exhibit 2.2 to the Form 1-A filed on September 9, 2020)
3.1*	Form of Series Designation of Arrived Homes Series [*] LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 3.1 to the Form 1-A filed on January 12, 2021)
4.1*	Form of subscription agreement of Arrived Homes Series [*] LLC, a Series of Arrived Homes, LLC (incorporated by reference to Exhibit 4.1 to the Form 1-A filed on January 12, 2021)
6.1*	Broker Dealer Agreement, dated September 23, 2020, between Arrived Homes LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)
6.2*	Form of Purchase and Sale Agreement dated October 26, 2020, between Arrived Holdings, Inc. and Arrived Homes Series Lierly LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.2 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)
6.3*	Form of Promissory Note between Arrived Homes Series Lierly LLC, a series of Arrived Holdings, LLC, and Arrived Holdings, Inc. (incorporated by reference to Exhibit 6.3 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)
6.4*	Form of Property Management Agreement dated [*], 202[*], between Blue Canopy Realty and Arrived Homes Series [*] LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.4 to the Form 1-A filed on January 12, 2021)
6.5*	Form of Purchase and Sale Agreement dated October 26, 2020, between Arrived Holdings, Inc. and Arrived Homes Series Soapstone LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.5 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)
6.6*	Promissory Note between Arrived Homes Series Soapstone LLC, a series of Arrived Holdings, LLC, and Arrived Holdings, Inc. (incorporated by reference to Exhibit 6.6 to the Form 1-A, Amendment No. 1 filed on October 30, 2020)
6.7*	Form of Purchase and Sale Agreement dated January 4, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Patrick LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.7 to the Form 1-A filed on January 12, 2021)
6.8*	Form of Software and Services License Agreement dated [*], 2020 by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc. (incorporated by reference to Exhibit 6.8 to the Form 1-A filed on September 9, 2020)
6.9*	Promissory Note between Arrived Homes Series Patrick LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 4, 2021 (incorporated by reference to Exhibit 6.9 to the Form 1-A filed on January 12, 2021)
6.10*	Form of Purchase and Sale Agreement dated January 1, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Pecan LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.10 to the Form 1-A filed on January 12, 2021)
6.11*	Promissory Note between Arrived Homes Series Pecan LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 1, 2021 (incorporated by reference to Exhibit 6.11 to the Form 1-A filed on January 12, 2021)
6.12*	Form of Membership Interest Purchase Agreement dated January 4, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Plumtree LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.12 to the Form 1-A filed on January 12, 2021)
6.13*	Promissory Note between Arrived Homes Series Plumtree LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 4, 2021 (incorporated by reference to Exhibit 6.13 to the Form 1-A filed on January 12, 2021)
6.14*	Form of Membership Interest Purchase Agreement dated January 14, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Chaparral LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 6.14 to the Form 1-A filed on January 12, 2021)
6.15*	Promissory Note between Arrived Homes Series Chaparral LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated January 14, 2021 (incorporated by reference to Exhibit 6.15 to the Form 1-A filed on January 12, 2021)

6.16*	Membership Interest Purchase Agreement dated April 30, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Splash LLC, a series of Arrived Homes, LLC
6.17*	Promissory Note between Arrived Homes Series Splash LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated April 30, 2021
6.18*	Membership Interest Purchase Agreement dated May 12, 2021, between Arrived Holdings, Inc. and Arrived Homes Series Tuscan LLC, a series of Arrived Homes, LLC
6.19*	Promissory Note between Arrived Homes Series Tuscan LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated May 12, 2021
6.20*	Contract of Sale Residential dated May 11, 2021 by and between the seller and Arrived SC Kingsley, LLC
6.21*	Promissory Note between Arrived Homes Series Kingsley LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated June 1, 2021
6.22*	Offer to Purchase and Contract dated May 14, 2021 by and between certain sellers and Arrived NC Centennial, LLC
6.23*	Promissory Note between Arrived Homes Series Centennial LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated June 7, 2021
6.24*	Contract of Sale Residential dated May 14, 2021 by and between the seller named therein and Arrived SC Eastfair, LLC
6.25*	Promissory Note between Arrived Homes Series Eastfair LLC, a series of Arrived Homes, LLC and Arrived Holdings, Inc. dated June 4, 2021
6.26*	Purchase and Sale Agreement dated May 13, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Badminton Property
6.27*	Purchase and Sale Agreement dated May 21, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Basil Property
6.28*	Purchase and Sale Agreement dated May 15, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Eastfair Property
6.29*	Purchase and Sale Agreement dated May 12, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Holloway Property
6.30*	Purchase and Sale Agreement dated May 11, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Kingsley Property
6.31*	Purchase and Sale Agreement dated May 21, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Lallie Property
6.32*	Purchase and Sale Agreement dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Pinot Property
6.32.1*	Counteroffer to Offer dated March 27, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Pinot Property
6.33*	Purchase and Sale Agreement dated March 26, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Salem Property
6.33.1*	Counteroffer to Offer dated March 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Salem Property
6.34*	Purchase and Sale Agreement dated May 24, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Shoreline Property
6.35*	Purchase and Sale Agreement dated May 24, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Spencer Property
6.36*	Purchase and Sale Agreement dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Splash Property
6.36.1*	Counteroffer to Offer dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Splash Property
6.37*	Purchase and Sale Agreement dated May 14, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Centennial Property
6.38*	Purchase and Sale Agreement dated May 25, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Dewberry Property
6.39*	Purchase and Sale Agreement dated May 11, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Luna Property
6.40*	Purchase and Sale Agreement dated March 27, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Malbec Property

6.41*	Purchase and Sale Agreement dated June 2, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Roseberry Property
6.42*	Purchase and Sale Agreement dated May 21, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Summerset Property
6.43*	Purchase and Sale Agreement dated March 27, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Tuscan Property
6.43.1*	Counteroffer to Offer dated March 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Tuscan Property
6.44*	Purchase and Sale Agreement dated June 3, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Windsor Property
6.45*	Form of Property Management Agreement dated [*], 20[*], between Great Jones and Arrived Homes Series [*], a series of Arrived Homes, LLC
6.46*	Form of Promissory Note between Arrived Holdings, Inc. and Arrived Homes Series [*], a Series of Arrived Homes, LLC
6.47*	Form of Lease Agreement between Tenant and Arrived Homes Series [*], a Series of Arrived Homes, LLC through its Authorized Agent, Blue Canopy Realty LLC
6.48*	Purchase and Sale Agreement Agreement dated August 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Amber Property
6.49*	Purchase and Sale Agreement Agreement dated June 4, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Bayside Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Bayside dated June 22, 2021 for Series Bayside Property
6.50*	Purchase and Sale Agreement Agreement dated June 8, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Coatbridge Property
6.50.1*	Addendum to Purchase and Sale Agreement Agreement dated June 8, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Coatbridge Property
6.51*	Purchase and Sale Agreement Agreement dated July 19, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Collinston Property
6.52*	Purchase and Sale Agreement Agreement dated June 4, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Dawson Property
6.53*	Purchase and Sale Agreement Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Elevation Property
6.53.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Elevation dated July 15, 2021 for Series Elevation Property
6.54*	Purchase and Sale Agreement Agreement dated May 20, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Elm Property
6.54.1*	Addendum to Purchase and Sale Agreement Agreement dated May 20, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Elm Property
6.55*	Purchase and Sale Agreement Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Forest Property
6.55.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Forest dated July 15, 2021 for Series Forest Property
6.56*	Purchase and Sale Agreement Agreement dated June 12, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Holland Property
6.57*	Purchase and Sale Agreement Agreement dated June 8, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Jupiter Property
6.58*	Purchase and Sale Agreement Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Lennox Property
6.58.1*	Addendum to Purchase and Sale Agreement Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Lennox Property
6.59*	Purchase and Sale Agreement Agreement dated August 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Lily Property
6.60*	Purchase and Sale Agreement Agreement dated June 13, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Limestone Property

6.60.1*	Addendum to Purchase and Sale Agreement Agreement dated June 13, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Limestone Property
6.60.2*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Limestone dated August 5, 2021 for Series Limestone Property
6.61*	Purchase and Sale Agreement Agreement dated August 22, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Meadow Property
6.62*	Purchase and Sale Agreement Agreement dated August 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Odessa Property
6.62.1*	Counteroffer to Offer Dated September 1, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Odessa Property
6.63*	Purchase and Sale Agreement Agreement dated June 10, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Olive Property
6.63.1*	Addendum to Purchase and Sale Agreement Agreement dated June 10, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Olive Property
6.64*	Purchase and Sale Agreement Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Ridge Property
6.64.1*	Addendum to Purchase and Sale Agreement Agreement dated June 9, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Ridge Property
6.65*	Purchase and Sale Agreement Agreement dated June 7, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series River Property
6.66*	Purchase and Sale Agreement Agreement dated August 30, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Saddlebred Property
6.66.1*	Counteroffer to Offer Dated September 7, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Saddlebred Property
6.67*	Purchase and Sale Agreement Agreement dated July 29, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Saturn Property
6.68*	Purchase and Sale Agreement Agreement dated June 11, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Sugar Property
6.68.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Homes Series Sugar dated June 17, 2021 for Series Sugar Property
6.69*	Purchase and Sale Agreement Agreement dated June 12, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Weldon Property
6.70*	Purchase and Sale Agreement Agreement dated June 4, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Westchester Property
6.70.1*	Addendum to Purchase and Sale Agreement Agreement dated June 4, 2021 between Arrived Holdings, Inc./Assignee and Seller for Series Westchester Property
6.71*	Form of Lease Agreement between Tenant and Arrived Homes Series [*], a Series of Arrived Homes, LLC holding a series property located in North Carolina through its Authorized Agent, Great Jones North Carolina, LLC
6.72*	Form of Lease Agreement between Tenant and Arrived Homes Series [*], a Series of Arrived Homes, LLC holding a series property located in South Carolina through its Authorized Agent, Great Jones South Carolina, LLC
6.73*	Form of Mortgage Agreement between Arrived Homes Series [*], a Series of Arrived Homes, LLC and Certain Lending, Inc. for series property in the state of South Carolina
6.74*	Form of Deed of Trust Agreement between Arrived Homes Series [*], a Series of Arrived Homes, LLC and Certain Lending, Inc. for series property in the state of North Carolina
6.75*	Form of Deed of Trust Agreement between Arrived Homes Series [*], a Series of Arrived Homes, LLC and Certain Lending, Inc. for series property in the state of Colorado
8.1*	Form of Escrow Agreement dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Homes Series [*] LLC, a series of Arrived Homes, LLC (incorporated by reference to Exhibit 8.1 to the Form 1-A filed on January 12, 2021)
11.1*	Consent of Artesian CPA, LLC
11.2*	Consent of Bevilacqua PLLC (Included in Exhibit 12.1)
12.1*	Opinion of Bevilacqua PLLC

*	previously filed

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	December 29, 2021
Ryan Frazier	(principal executive officer)
Chief Executive Officer and Director of Arrived Homes, LLC

Arrived Holdings, Inc.	Managing Member	December 29, 2021

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer